Tidal Commodities Trust I 10-K

EXHIBIT 4.1

DESCRIPTION OF SHARES OF

BENEFICIAL INTEREST OF HASHDEX BITCOIN ETF,

A SERIES OF TIDAL COMMODITIES TRUST I

Form of Shares

Registered Form

Hashdex Bitcoin ETF (the “Fund”), a series of Tidal Commodities Trust I (the “Trust”), issues shares of beneficial interest, no par value (the “Shares”), in registered form in accordance with the Trust’s First Amended and Restated Declaration of Trust and Trust Agreement, dated March 10, 2023 (the “Trust Agreement”). Shares are issued in registered form in accordance with the Trust Agreement. U.S. Bank Global Fund Services (“Global Fund Services”) has been appointed registrar and transfer agent for the purpose of transferring Shares in certificated form. Global Fund Services keeps a record of all shareholders and holders of the Shares in certificated form in the registry (“Register”). Tidal Investments, LLC (the “Sponsor”) recognizes transfers of Shares in certificated form only if done in accordance with the Trust Agreement. The beneficial interests in such Shares are held in book-entry form through purchasers and/or account holders in Depository Trust Company (“DTC”).

Book Entry

Individual certificates are not issued for the Shares. Instead, Shares are represented by one or more global certificates, which are deposited by Global Fund Services with DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates evidence all of the Shares outstanding at any time. Shareholders are limited to (1) purchasers in DTC such as banks, brokers, dealers and trust companies, (2) those who maintain, either directly or indirectly, a custodial relationship with a DTC purchaser, and (3) those who hold interests in the Shares through DTC purchasers or Indirect purchasers, in each case who satisfy the requirements for transfers of Shares. DTC purchasers acting on behalf of investors holding Shares through such purchasers’ accounts in DTC will follow the delivery practice applicable to securities eligible for DTC’s Same Day Funds Settlement System. Shares are credited to DTC purchasers’ securities accounts following confirmation of receipt of payment.

DTC

DTC is a limited purpose trust company organized under the laws of the State of New York and is a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC purchasers and facilitates the clearance and settlement of transactions between DTC purchasers through electronic book-entry changes in accounts of DTC purchasers.

Transfer of Shares

The Shares are only transferable through the book-entry system of DTC. Shareholders who are not DTC purchasers may transfer their Shares through DTC by instructing the DTC purchaser holding their Shares (or by instructing the Indirect purchaser or other entity through which their Shares are held) to transfer the Shares. Transfers are made in accordance with standard securities industry practice.

Transfers of interests in Shares with DTC are made in accordance with the usual rules and operating procedures of DTC and the nature of the transfer. DTC has established procedures to facilitate transfers among the Purchasers and/or account holders of DTC. Because DTC can only act on behalf of DTC Purchasers, who in turn act on behalf of Indirect Purchasers, the ability of a person or entity having an interest in a global certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a certificate or other definitive document representing such interest.

DTC has advised us that it will take any action permitted to be taken by a Shareholder (including, without limitation, the presentation of a global certificate for exchange) only at the direction of one or more DTC purchasers in whose account with DTC interests in global certificates are credited and only in respect of such portion of the aggregate principal amount of the global certificate as to which such DTC purchaser or purchasers has or have given such direction.

Voting Rights; Dividends

As interests in separate series of a Delaware statutory trust, the Shares do not involve the rights normally associated with the ownership of shares of a corporation (including, for example, the right to bring shareholder oppression and derivative actions). In addition, the Shares have limited voting and distribution rights (for example, shareholders do not have the right to elect directors, as the Trust does not have a board of directors, and generally will not receive regular distributions of the net income and capital gains earned by the Fund).

Shareholders have no voting rights with respect to the Trust or the Fund except as expressly provided in the Trust Agreement. The Trust Agreement provides that Shareholders representing at least a majority (over 50%) of the outstanding Shares of the Trust, voting together as a single class (excluding Shares acquired by the Sponsor in connection with its initial capital contribution to any Trust series), may vote to (i) continue the Trust by electing a successor Sponsor as described above, and (ii) approve amendments to the Trust Agreement that impair the right to surrender Redemption Baskets for redemption. In addition, Fund shareholders holding Shares representing seventy-five percent (75%) of the outstanding Shares of the Trust, voting together as a single class (excluding Shares acquired by the Sponsor in connection with its initial capital contribution to any Trust series) may vote to dissolve the Trust upon not less than ninety (90) days’ notice to the Sponsor.

The Fund generally does not distribute dividends to Shareholders.

Inter-Series Limitation on Liability

Because the Trust was established as a Delaware statutory trust, the Fund and each other series that may be established under the Trust in the future will be operated so that it will be liable only for obligations attributable to such series and will not be liable for obligations of any other series or affected by losses of any other series. If any creditor or Shareholder of any particular series (such as the Fund) asserts against the series a valid claim with respect to its indebtedness or Shares, the creditor or Shareholder will only be able to obtain recovery from the assets of that series and not from the assets of any other series or the Trust generally. The assets of the Fund and any other series will include only those funds and other assets that are paid to, held by or distributed to the series on account of and for the benefit of that series, including, without limitation, amounts delivered to the Trust for the purchase of Shares in a series. This limitation on liability is referred to as the Inter-Series Limitation on Liability. The Inter-Series Limitation on Liability is expressly provided for under the Delaware Statutory Trust Act, which provides that if certain conditions (as set forth in Section 3804(a)) are met, then the debts of any particular series will be enforceable only against the assets of such series and not against the assets of any other series or the Trust generally. In furtherance of the Inter-Series Limitation on Liability, every party providing services to the Trust, the Fund or the Sponsor on behalf of the Trust or the Fund, will acknowledge and consent in writing to the Inter-Series Limitation on Liability with respect to such party’s claims.

The existence of a Trustee should not be taken as an indication of any additional level of management or supervision over the Fund. Consistent with Delaware law, the Trustee acts in an entirely passive role, delegating all authority for the management and operation of the Fund and the Trust to the Sponsor. The Trustee does not provide custodial services with respect to the assets of the Fund.

Limited Liability of Shareholders

Shareholders shall be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the general corporation law of Delaware, and no Shareholder shall be liable for claims against, or debts of the Trust or the Fund in excess of his Share of the Fund’s assets. The Trust or the Fund shall not make a claim against a Shareholder with respect to amounts distributed to such Shareholder or amounts received by such Shareholder upon redemption unless, under Delaware law, such Shareholder is liable to repay such amount.

The Trust or the Fund shall indemnify to the full extent permitted by law and the Trust Agreement each Shareholder (excluding the Sponsor to the extent of its ownership of any Shares acquired through its initial capital contribution) against any claims of liability asserted against such Shareholder solely because of its ownership of Shares (other than for taxes on income from Shares for which such Shareholder is liable).

The Trust Agreement provides that every written note, bond, contract, instrument, certificate or undertaking made or issued by or on behalf of the Fund shall give notice to the effect that the obligations of such instrument are not binding upon the Shareholders individually but are binding only upon the assets and property of the Fund.

Creation and Redemption of Shares

The Fund creates and redeems Shares from time to time, but only in one or more creation baskets consisting of 10,000 Shares (“Creation Baskets”) or redemption baskets consisting of 10,000 Shares (“Redemption Baskets”). Since creations and redemptions involve the exchange of cash, the Fund may incur certain costs including brokerage costs or recognize gains or losses that it might not have incurred if the transaction were made in-kind. Certain parties who have entered into an agreement with the Sponsor are the only persons that may place orders to create and redeem baskets (such parties, “Authorized Purchasers”). Authorized Purchasers must be (1) either registered broker-dealers or other securities market purchasers, such as banks and other financial institutions, which are not required to register as broker-dealers to engage in securities transactions as described below, and (2) DTC purchasers. To become an Authorized Purchaser, a person must enter into an Authorized Purchaser Agreement with the Sponsor. The Authorized Purchaser Agreement provides the procedures for the creation and redemption of baskets and for the delivery of the cash required for such creations and redemptions. The Authorized Purchaser Agreement and the related procedures attached thereto may be amended by the Sponsor, without the consent of any Shareholder, and the related procedures may generally be amended by the Sponsor without the consent of the Authorized Purchaser. Authorized Purchasers pay a transaction fee of $300 to the Custodian for each creation order they place and a fee of $300 per order for redemptions, which is a nominal fee. Authorized Purchasers who make deposits with the Fund in exchange for baskets receive no fees, commissions or other form of compensation or inducement of any kind from either the Trust or the Sponsor, and no such person will have any obligation or responsibility to the Trust or the Sponsor to effect any sale or resale of Shares.

Certain Authorized Purchasers are expected to be capable of participating directly in the physical bitcoin and the bitcoin interest markets. Some Authorized Purchasers or their affiliates may from time to time buy or sell bitcoin or bitcoin interests and may profit in these instances.

Each Authorized Purchaser will be required to be registered as a broker-dealer under the Exchange Act and a member in good standing with FINRA or be exempt from being or otherwise not required to be registered as a broker-dealer or a member of FINRA, and will be qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires. Certain Authorized Purchasers may also be regulated under federal and state banking laws and regulations. Each Authorized Purchaser has its own set of rules and procedures, internal controls and information barriers it deems appropriate in light of its own regulatory regime.

Under the Authorized Purchaser Agreement, the Sponsor has agreed to indemnify the Authorized Purchasers against certain liabilities, including liabilities under the 1933 Act, and to contribute to the payments the Authorized Purchasers may be required to make in respect of those liabilities.

The following description of the procedures for the creation and redemption of baskets is only a summary and an investor should refer to the relevant provisions of the Trust Agreement and the form of Authorized Purchaser Agreement for more detail, each of which has been incorporated by reference as an exhibit to the Trust’s Annual Report on Form 10-K for the year ended December 31, 2023.

Creation Procedures

On any business day, an Authorized Purchaser may place an order with Global Fund Services in its capacity as the transfer agent to create one or more baskets. For purposes of processing purchase and redemption orders, a “business day” means any day other than a day when NYSE Arca or the CME is closed for regular trading. Purchase orders must be placed by 3:00 p.m. (ET) or the close of regular trading on NYSE Arca, whichever is earlier. The day on which the Marketing Agent receives a valid purchase order is referred to as the purchase order date. The Fund may require any Creation Baskets that are greater than 5% of the Fund’s net asset value (“NAV”) to be pre-funded with cash or other acceptable consideration.

By placing a purchase order, an Authorized Purchaser agrees to deposit cash with the Fund, as described below. Prior to the delivery of baskets for a purchase order, the Authorized Purchaser must also have wired to the Cash Custodian the non-refundable transaction fee due for the purchase order. Authorized Purchasers may not withdraw a purchase order without the prior consent of the Sponsor in its discretion.

Determination of Required Deposits

The total deposit required to create each basket (“Creation Basket Deposit”) is the amount of cash that is in the same proportion to the total assets of the Fund (net of estimated accrued but unpaid fees, expenses and other liabilities) on the purchase order date as the number of Shares to be created under the purchase order is in proportion to the total number of Shares outstanding on the purchase order date. The Sponsor determines, directly in its sole discretion or in consultation with the Cash Custodian and the Sub-Administrator, if a prefunding will be required from Authorized Purchasers in order to post cash as margin for purchasing Bitcoin Futures Contracts on the Purchase Order Date, which is expected to be 50% of the Creation Basket Deposit. If prefunding is required for orders placed on a given business day, the Sub-Administrator will publish an estimate of the Creation Basket Deposit and the prefunding requirements at the beginning of each business day.

Delivery of Required Deposits

An Authorized Purchaser who places a purchase order is responsible for transferring to the Fund’s account with the Custodian the required amount of cash by no later than the end of the next business day following the purchase order date, as agreed to between the Authorized Purchaser and the Cash Custodian when the purchase order is placed (the “Purchase Settlement Date”). Upon receipt of the deposit amount, the Cash Custodian directs DTC to credit the number of baskets ordered to the Authorized Purchaser’s DTC account on the Purchase Settlement Date.

Because orders to purchase baskets must be placed by 3:00 p.m., (ET), but the total payment required to create a basket during the continuous offering period will not be determined until 4:00 p.m., (ET), on the date the purchase order is received, Authorized Purchasers will not know the total amount of the payment required to create a basket at the time they submit an irrevocable purchase order for the basket. Consequently, the Authorized Purchasers bear the risk related to the price movements of the underlying assets of the Shares between the time of submission of the irrevocable purchase order and the time of determination of the Creation Basket Deposit. The Fund’s NAV and the total amount of the payment required to create a basket could rise or fall substantially during this interval. However, once the Creation Basket Deposit amount is determined at 4:00 p.m. ET, the Authorized Purchasers are no longer exposed to the risk of price movements of the underlying assets. From this point forward, the payment amount for creating a basket is fixed and remains unaffected by any subsequent fluctuations in the Fund’s NAV or the value of the underlying assets.

Suspension and Rejection of Purchase Orders

The Sponsor holds the discretion to suspend purchase orders or delay their settlement in specific situations. These may include (1) exchange closures or trading restrictions, (2) emergencies (including but not limited to: an interruption in services or availability of the FCMs, Bitcoin Custodian, Cash Custodian, Administrator, or other service providers to the Trust, act of God, catastrophe, civil disturbance, government prohibition, war, terrorism, strike or other labor dispute, fire, force majeure, interruption in telecommunications, Internet services, or network provider services, unavailability of Fedwire, SWIFT or banks’ payment processes, significant technical failure, bug, error, disruption or fork of the bitcoin network, hacking, cybersecurity breach, or power, Internet, or Bitcoin network outage, or similar event), (3) Shareholder protection needs, (4) potential price limit restrictions on Bitcoin Futures Contracts, or (5) when it’s not in the best interest of the Fund or its investors. Purchase orders must conform to the criteria outlined in the Authorized Purchaser Agreement and be for whole baskets. The Sponsor may suspend orders that don’t meet these criteria. The Sponsor will provide notice to the Fund’s shareholders by posting a notification to the Fund’s website. In addition, the Sponsor intends to file a current report on Form 8-K in order to inform shareholders of the suspension of creations.

The Sponsor acting by itself or through the Distributor or transfer agent may reject a purchase order or a Creation Basket Deposit if:

●	it determines that, due to position limits or otherwise, investment alternatives that will enable the Fund to meet its investment objective are not available or practicable at that time;
●	it determines that the purchase order or the Creation Basket Deposit is not in proper form;
●	it believes that acceptance of the purchase order or the Creation Basket Deposit would have adverse tax consequences to the Fund or its Shareholders;
●	the acceptance or receipt of the Creation Basket Deposit would, in the opinion of counsel to the Sponsor, be unlawful;

●	circumstances outside the control of the Sponsor, Marketing Agent or transfer agent make it, for all practical purposes, not feasible to process creations of baskets;
●	there is a possibility that any or all of the Bitcoin Futures Contracts of the Fund on the CME from which the NAV of the Fund is calculated will be priced at a dynamic price limit restriction; or
●	if, in the sole discretion of the Sponsor, the execution of such an order would not be in the best interest of the Fund or its Shareholders.

None of the Sponsor, Marketing Agent or transfer agent will be liable for the rejection of any purchase order or Creation Basket Deposit.

Redemption Procedures

The procedures by which an Authorized Purchaser can redeem one or more baskets mirror the procedures for the creation of baskets. On any business day, an Authorized Purchaser may place an order with the transfer agent to redeem one or more baskets. Redemption orders must be placed by 3:00 p.m. (ET) or the close of regular trading on NYSE Arca, whichever is earlier. A redemption order so received will be effective on the date it is received in satisfactory form by the Marketing Agent. The redemption procedures allow Authorized Purchasers to redeem baskets and do not entitle an individual Shareholder to redeem any Shares in an amount less than a Redemption Basket, or to redeem baskets other than through an Authorized Purchaser. By placing a redemption order, an Authorized Purchaser agrees to deliver the baskets to be redeemed through DTC’s book-entry system to the Fund by the end of the next business day following the effective date of the redemption order or by the end of such later business day (“Redemption Settlement Date”). Prior to the delivery of the redemption distribution for a redemption order, the Authorized Purchaser must also have wired to the Sponsor’s account at the Cash Custodian the non-refundable transaction fee due for the redemption order. An Authorized Purchaser may not withdraw a redemption order without the prior consent of the Sponsor in its discretion.

In order to facilitate the redemption process and meet the redemption orders, the Fund will aim to sell its positions in Bitcoin Futures Contracts for cash. Additionally, if necessary, the Fund may engage in EFP transactions to convert bitcoin holdings into Bitcoin Futures Contracts, which will then be liquidated for cash to satisfy redemption orders.

Determination of Redemption Distribution

The redemption distribution from the Fund consists of a transfer to the redeeming Authorized Purchaser of an amount of cash that is in the same proportion to the total assets of the Fund (net of estimated accrued but unpaid fees, expenses and other liabilities) on the date the order to redeem is properly received as the number of Shares to be redeemed under the redemption order is in proportion to the total number of Shares outstanding on the date the order is received. The Cash Custodian and Sub-Administrator will publish an estimate of the redemption amount, which is estimated using the Fund’s last NAV per share as determined by the Sub-Administrator, as of the beginning of each business day.

Delivery of Redemption Distribution

The redemption distribution due from a Fund will be delivered to the Authorized Purchaser on the Redemption Settlement Date if the Fund’s DTC account has been credited with the baskets to be redeemed. If the Fund’s DTC account has not been credited with all of the baskets to be redeemed by the end of such date, the redemption distribution will be delivered to the extent of whole baskets received. Any remainder of the redemption distribution will be delivered on the next business day after the Redemption Settlement Date to the extent of remaining whole baskets received. Pursuant to information from the Sponsor, the Cash Custodian will also be authorized to deliver the redemption distribution notwithstanding that the baskets to be redeemed are not credited to the Fund’s DTC account by noon (ET) on the Redemption Settlement Date if the Authorized Purchaser has collateralized its obligation to deliver the baskets through DTC’s book-entry system on such terms as the Sponsor may from time to time determine.

Suspension or Rejection of Redemption Orders

The Sponsor may, in its discretion, suspend the right of redemption, or postpone the Redemption Settlement Date, (1) for any period during which NYSE Arca or CME is closed other than customary weekend or holiday closings, or trading on NYSE Arca or CME is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of cash equivalents is not reasonably practicable, (3) for such other period as the Sponsor determines to be necessary for the protection of the Shareholders, (4) if there is a possibility that any or all of the Bitcoin Futures Contracts of the Fund on the CME from which the NAV of the Fund is calculated will be priced at a daily price limit restriction, or (5) if, in the sole discretion of the Sponsor, the execution of such an order would not be in the best interest of the Fund or its Shareholders. For example, the Sponsor may determine that it is necessary to suspend redemptions to allow for the orderly liquidation of the Fund’s assets at an appropriate value to fund a redemption. If the Sponsor has difficulty liquidating the Fund’s positions, e.g., because of a market disruption event in the futures markets, it may be appropriate to suspend redemptions until such time as such circumstances are rectified. None of the Sponsor, the Marketing Agent, or the transfer agent will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement. The Sponsor intends to file a current report on Form 8-K in order to inform investors of the suspension of redemptions.

Redemption orders must be made in whole baskets. The Sponsor will reject a redemption order if the order is not in proper form as described in the Authorized Purchaser Agreement or if the fulfillment of the order, in the opinion of its counsel, might be unlawful. The Sponsor may also reject a redemption order if the number of Shares being redeemed would reduce the remaining outstanding Shares below 50,000 Shares (i.e., five baskets of 10,000 Shares each) or less, unless the Sponsor has reason to believe that the placer of the redemption order does in fact possess all the outstanding Shares of the Fund and can deliver them.

Creation and Redemption Transaction Fees

To compensate for expenses in connection with the creation and redemption of baskets, an Authorized Purchaser is required to pay a transaction fee of $300 per order to the Cash Custodian. The transaction fees may be reduced, increased or otherwise changed by the Sponsor. This $300 fee may not be used by the Fund to cover expenses related to creations and redemptions.

Tax Responsibility

Authorized Purchasers are responsible for any transfer tax, sales or use tax, stamp tax, recording tax, value added tax or similar tax or governmental charge applicable to the creation or redemption of baskets, regardless of whether or not such tax or charge is imposed directly on the Authorized Purchaser, and agree to indemnify the Sponsor and the Fund if they are required by law to pay any such tax, together with any applicable penalties, additions to tax and interest thereon.

Impact on the Arbitrage Mechanism

The Authorized Purchasers typically hedge their exposure to creation and redemptions by trading Bitcoin Futures contracts on the CME Bitcoin Futures Market or by trading spot bitcoin on multiple bitcoin exchanges. Considering the size and liquidity of those markets, the Sponsor believes that the current Creation Basket and Redemption Basket size of 10,000 shares, which would equate to approximately $467,300 (assuming a NAV of $46.73 per share, which was the NAV per share as of January 23, 2024), enables Authorized Purchasers and Market Makers to manage inventory and facilitate an effective arbitrage mechanism for the Fund. The Sponsor recognizes, however, that the size of the baskets may adversely impact the effectiveness of the arbitrage mechanism of the Fund’s creation and redemption process, and accordingly may adjust the size of the baskets to enhance the activities of the Authorized Purchasers in the secondary market for the Fund’s Shares.

The efficiency of the arbitrage mechanism can also be impacted by the use of cash creations and redemptions. Unlike in-kind transactions, where the transfer of underlying assets can directly align the Fund’s holdings with its NAV, cash transactions may introduce timing discrepancies and additional costs, potentially leading to a less efficient arbitrage process. However, cash transactions provide liquidity and can be executed more swiftly than in-kind transactions, which could be advantageous under certain market conditions.

Termination Events

The Trust and the Fund shall continue in existence from the date of their formation in perpetuity, unless the Trust or the Fund, as the case may be, is sooner terminated upon the occurrence of certain events specified in the Trust Agreement, including the following: (1) the filing of a certificate of dissolution or cancellation of the Sponsor or revocation of the Sponsor’s charter or the withdrawal of the Sponsor, unless Shareholders holding a majority of the outstanding Shares of the Trust, voting together as a single class, elect within ninety (90) days after such event to continue the business of the Trust and appoint a successor Sponsor; (2) the occurrence of any event which would make the existence of the Trust or the Fund unlawful; (3) the suspension, revocation, or termination of the Sponsor’s registration as a CPO with the CFTC or membership with the NFA; (4) the insolvency or bankruptcy of the Trust or the Fund; (5) a vote by the Shareholders holding at least seventy-five percent (75%) of the outstanding Shares of the Trust, voting together as a single class, to dissolve the Trust subject to certain conditions; (6) the determination by the Sponsor to dissolve the Trust or the Fund, subject to certain conditions; (7) the Trust is required to be registered as an investment company under the Investment Company Act of 1940; and (8) DTC is unable or unwilling to continue to perform its functions and a comparable replacement is unavailable. Upon termination of the Fund, the affairs of the Fund shall be wound up and all of its debts and liabilities discharged or otherwise provided for in the order of priority as provided by law. The fair market value of the remaining assets of the Fund shall then be determined by the Sponsor. Thereupon, the assets of the Fund shall be distributed pro rata to the Shareholders in accordance with their Shares.